UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

WESTPORT RESOURCES CORPORATION

(FORMERLY KNOWN AS BELCO OIL & GAS CORP.)

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

961418100

(CUSIP Number)

C/O HOWARD L. BOIGON

WESTPORT RESOURCES CORPORATION

670 BROADWAY STREET, SUITE 2800

DENVER, COLORADO 80202

(303) 573-5404

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

STEPHEN W. JOHNSON, ESQUIRE

REED SMITH LLP

435 SIXTH AVENUE

PITTSBURGH, PENNSYLVANIA 15219

(412) 288-3131

May 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Westport Resources Corporation (“Issuer” or the “Company”) reported herein is 11,536,471 shares, which constitutes 16.99% of the total number of shares of Common Stock outstanding as of May 3, 2004.  Ownership percentages set forth herein are based on the Issuer’s Quarterly Report on Form 10-Q filed on May 5, 2004, which disclosed that there were 67,906,552 shares of Common Stock of Issuer outstanding, and 2,930,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock, in each case, as of May 3, 2004.

CUSIP No. 961418100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EQT Holdings Company, LLC 20-1103143

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,527,971

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,527,971

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,527,971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.98%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 961418100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Equitable Resources, Inc. 25-0464690

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,527,971 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,527,971 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,527,971 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.98%

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 11,527,971 shares of Issuer Common Stock held by EQT Holdings Company, LLC (“EQTHC”), an indirect, wholly owned subsidiary of Equitable Resources, Inc. (“Equitable”).  Equitable may be deemed to beneficially own these shares.  Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by EQTHC.

CUSIP No. 961418100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Murry S. Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,534,471 (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,534,471 (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,534,471

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.99%

14.	Type of Reporting Person (See Instructions) IN

(2)  Includes (i) 11,527,971 shares of Issuer Common Stock held by EQTHC, an indirect, wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly.  Mr. Gerber disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTHC.

CUSIP No. 961418100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Porges

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,529,971 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,529,971 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.98%

14.	Type of Reporting Person (See Instructions) IN

(3)  Includes (i) 11,527,971 shares of Issuer Common Stock held by EQTHC, an indirect, wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (ii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges.  Mr. Porges disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTHC.

THIS AMENDMENT NO. 6 TO SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 7, 2003, AS AMENDED AND RESTATED BY AMENDMENT NO. 2 TO SCHEDULE 13D FILED WITH THE COMMISSION ON OCTOBER 21, 2003, AS AMENDED BY AMENDMENT NO. 3 TO SCHEDULE 13D FILED WITH THE COMMISSION ON NOVEMBER 18, 2003, AS AMENDED BY AMENDMENT NO. 4 TO SCHEDULE 13D FILED WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED AND RESTATED BY AMENDMENT NO. 5 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 14, 2004; AS SO AMENDED AND RESTATED, THE “SCHEDULE 13D”). THE TEXT OF ITEMS 2, 4, 5(a), (b) AND (c), AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

SCHEDULE 13D

Item 1.	Security and Issuer
[No change.]
Item 2.	Identity and Background

This Schedule 13D is being filed by EQT Holdings Company, LLC, a Delaware limited liability company (“EQTHC”), Equitable Resources, Inc., a Pennsylvania corporation (“Equitable” and together with EQTHC, the “EQT Entities”), and the following individuals: Murry S. Gerber and David L. Porges.

EQTHC’s principal business is to serve as a holding company for the Common Stock of the Company.  The address of EQTHC’s principal office is: 101 Convention Center Blvd., Suite 850, Las Vegas, NV 89109. EQTHC is an indirect, wholly owned subsidiary of Equitable.  EQTHC is a subsidiary of EQT Investments, LLC (“EQTI”) and, as described more fully in Item 4 below, EQTHC acquired the Common Stock to which the Schedule 13D relates by means of a capital contribution from EQTI.

The principal business of Equitable is to serve as an integrated energy company with an emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States.  The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219.  Murry S. Gerber is the Chairman, President and Chief Executive Officer of Equitable.  David L. Porges is the Executive Vice President and Chief Financial Officer of Equitable.  The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219.  Mr. Gerber and Mr. Porges are United States citizens.

Neither EQTHC, Equitable nor Messrs. Gerber and Porges have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
[No change.]
Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding a new penultimate paragraph reading as follows:

Effective May 18, 2004, EQTI assigned and transferred, as a capital contribution, all of EQTI’s interest in the Common Stock to which this Schedule 13D relates to EQTHC.  In connection with such transfer, EQTHC became a successor by assignment to all of EQTI’s rights and obligations under the Voting Agreement, the Registration Rights Agreement, the Termination Agreement, the Parent Voting Agreement and the Parent Registration Rights Agreement.  The Assignment and Assumption Agreement dated as of May 18, 2004 between EQTI and EQTHC, by which the transfer of shares from EQTI to EQTHC was effected, is attached hereto as Exhibit 10.9.

[Item 4 otherwise remains unchanged.]
Item 5.	Interest in Securities of the Issuer
Items 5(a), (b) and (c) are hereby amended by deleting the text thereof in their entirety and replacing it with the following:

(a)           EQTHC directly owns 11,527,971 shares of Issuer Common Stock, representing 16.98% of Issuer Common Stock outstanding as of May 3, 2004, which are subject to the Voting Agreement, the Registration Rights Agreement, the Termination Agreement, the Parent Voting Agreement and the Parent Registration Rights Agreement.  Equitable does not directly own any shares of Issuer Common Stock.  Equitable, however, as the parent of EQTHC, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock.  Equitable disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTHC.

Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, representing .00957% of Issuer Common Stock outstanding as of May 3, 2004.  Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of EQTHC, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock.  Mr. Gerber disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTHC.

David L. Porges directly owns 2,000 shares of Issuer Common Stock, representing .00294% of Issuer Common Stock outstanding as of May 3, 2004.  Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of EQTHC, may be deemed to have indirect ownership of 11,527,971 shares of Issuer Common Stock.  Mr. Porges disclaims beneficial ownership of the 11,527,971 shares of Issuer Common Stock held by EQTHC.

(b)           Each of Equitable and EQTHC may be deemed to have the sole power to vote and dispose of 11,527,971 shares of Issuer Common Stock.  Mr. Gerber may be deemed to have the sole power to vote and dispose of 11,534,471 shares of Issuer Common Stock.  Mr. Porges may be deemed to have the sole power to vote and dispose of 11,529,971 shares of Issuer Common Stock.  Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 11,527,971 shares of Issuer Common Stock held by EQTHC.  The principal business, if applicable, and the address of each of EQTHC, Equitable and Messrs. Porges and Gerber are listed in Item 2.  Messrs. Porges and Gerber are United States citizens.

Neither Equitable, EQTHC nor Messrs. Porges and Gerber have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  Except for the transfer of Issuer Common Stock transferred from EQTI to EQTHC as described in Item 4, none of the persons named in paragraph (a), above, has effected any transactions in Issuer Common Stock during the past 60 days.

(d) [No change.]
(e) [No change.]

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by replacing the initial reference to “EQTI” with “EQTHC”, deleting item (h) and replacing it with “Joint Filing Agreement dated as of May 26, 2004”, and by adding new item (i), “Assignment and Assumption Agreement dated as of May 18, 2004 between EQTI and EQTHC.”

Item 6 remains otherwise unchanged.
Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by deleting the exhibits listed therein and replacing it in its entirety as follows:

Exhibit No.	Description

10.1

Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.2

Voting Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.3

Registration Rights Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.3 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.4

Agreement and Plan of Merger, dated as of April 6, 2004, among Kerr-McGee Corporation, Kerr-McGee (Nevada) LLC, and Westport Resources Corporation (filed as Exhibit 2.1 to Form 8-K of Westport Resources Corporation filed with the SEC on April 7, 2004).

10.5

Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Equitable Resources, Inc.’s Amendment No. 2 to Schedule 13D on Westport Resources Corporation filed with the SEC on October 21, 2003).

10.6

Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Equitable Resources, Inc.’s Amendment No. 2 to Schedule 13D on Westport Resources Corporation filed with the SEC on October 21, 2003).

10.7

Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Equitable Resources, Inc.’s Amendment No. 1 to Schedule 13D on Westport Resources Corporation filed with the SEC on April 7, 2003).

10.8

Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Equitable Resources, Inc.’s Amendment No. 1 to Schedule 13D on Westport Resources Corporation filed with the SEC on April 7, 2003).

10.9	Assignment and Assumption Agreement dated as of May 18, 2004 between EQT Investments, LLC and EQT Holdings Company, LLC (filed herewith).

99.1	Joint Filing Agreement dated as of May 26, 2004 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2004

EQT HOLDINGS COMPANY, LLC

	By:	/s/ Monte L. Miller
	Name:	Monte L. Miller
	Title:	Treasurer

EQUITABLE RESOURCES, INC.

	By:	/s/ Murry S. Gerber
	Name:	Murry S. Gerber
	Title:	Chairman, President and Chief Executive Officer

/s/ Murry S. Gerber
Murry S. Gerber

/s/ David L. Porges
David L. Porges

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

10.1

Termination Agreement, dated as of April 6, 2004, by and among Westport Resources Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.2

Voting Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.3

Registration Rights Agreement, dated as of April 6, 2004, by and among Kerr-McGee Corporation, Westport Energy LLC, EQT Investments, LLC (a successor-in-interest to ERI Investments, Inc.), Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.3 to Equitable Resources, Inc.’s Amendment No. 5 to Schedule 13D on Westport Resources Corporation filed April 14, 2004).

10.4

Agreement and Plan of Merger, dated as of April 6, 2004, among Kerr-McGee Corporation, Kerr-McGee (Nevada) LLC, and Westport Resources Corporation (filed as Exhibit 2.1 to Form 8-K of Westport Resources Corporation filed with the SEC on April 7, 2004).

10.5

Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Equitable Resources, Inc.’s Amendment No. 2 to Schedule 13D on Westport Resources Corporation filed with the SEC on October 21, 2003).

10.6

Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Equitable Resources, Inc.’s Amendment

No. 2 to Schedule 13D on Westport Resources Corporation filed with the SEC on October 21, 2003).

10.7

Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Equitable Resources, Inc.’s Amendment No. 1 to Schedule 13D on Westport Resources Corporation filed with the SEC on April 7, 2003).

10.8

Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Equitable Resources, Inc.’s Amendment No. 1 to Schedule 13D on Westport Resources Corporation filed with the SEC on April 7, 2003).

10.9	Assignment and Assumption Agreement dated as of May 18, 2004 between EQT Investments, LLC and EQT Holdings Company, LLC (filed herewith).

99.1	Joint Filing Agreement dated as of May 26, 2004 (filed herewith).